7/1


03024204

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ksat Satellite Networks Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3191 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 7/1/03

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

AR/S
12-31-02

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 December 2002	2003/05/20

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vincent Ko"	VINCENT KO	2003-05-20
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Avi Shabtai"	AVI SHABTAI	2003-05-20

Consolidated Financial Statements

KSAT Satellite Networks Inc.

(expressed in U.S. dollars)
December 31, 2002 and 2001

AUDITORS' REPORT

To the Shareholders of
KSAT Satellite Networks Inc.

We have audited the consolidated balance sheets of **KSAT Satellite Networks Inc.** as at December 31, 2002 and 2001 and the consolidated statements of loss and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Vancouver, Canada,
April 20, 2003.

Chartered Accountants

KSAT Satellite Networks Inc.
Incorporated under the laws of the Yukon Territory

CONSOLIDATED BALANCE SHEETS

[See Note 1 - Basis of Presentation and Nature of Operations]

As at December 31 (expressed in U.S. dollars)

	2002 $	2001 $
ASSETS *[note 9]*		
Cash and cash equivalents *[notes 3 and 4]*	**429,436**	2,473,067
Accounts receivable *[notes 3 and 14]*	**105,806**	2,896,855
Inventory *[note 5]*	**1**	1,684,016
Other receivables *[notes 3 and 12]*	**1**	1,107,035
Prepaid expenses	**99,600**	205,258
Capital assets *[note 6]*	**100,479**	2,166,591
Amounts due from joint venture partners *[notes 3 and 12]*	**1**	267,157
Total assets	**735,324**	10,799,979
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Convertible shareholder debenture *[note 9]*	**5,454,105**	5,454,105
Shareholder loans *[note 10]*	**9,136,000**	10,300,000
Accounts payable *[notes 3 and 12]*	**809,941**	483,994
Other payables and accruals	—	899,187
Interest payable *[notes 9 and 10]*	**4,107,131**	3,310,856
Advances from customers	—	38,040
Total liabilities	**19,507,177**	20,486,182
Commitments and contingencies *[note 14]*		
Shareholders' deficiency		
Share capital *[note 11]*	**9,748,710**	9,748,710
Deficit	**(28,520,563)**	(19,434,913)
Total shareholders' deficiency	**(18,771,853)**	(9,686,203)
Total liabilities and shareholders' deficiency	**735,324**	10,799,979

See accompanying notes

On behalf of the Board:

(signed) *"Vincent Ko Woon Chun"*
Director

(signed) *"Avi Shabtai"*
Director

KSAT Satellite Networks Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

[See Note 1 - Basis of Presentation and Nature of Operations]

Year ended December 31 (expressed in U.S. dollars)

	2002 $	2001 $
REVENUES		
Product sales *[note 3]*	**149,088**	1,219,875
Service revenues *[notes 3 and 12]*	**74,539**	348,907
Commission income *[note 12]*	**99,401**	173,445
	323,028	1,742,227
Cost of sales *[note 12]*	**(47,054)**	(1,159,197)
Gross profit	**275,974**	583,030
EXPENSES		
Amortization	**407,429**	1,019,928
Foreign exchange loss	**20,678**	—
Loss on liquidation of Shenzhen Early Bird Communications Engineering Co., Ltd. *[note 2]*	—	1,701,934
General and administrative *[schedule 1]*	**4,451,165**	3,395,932
Write down of inventory *[note 5]*	**1,556,617**	3,920,066
Write down of and loss on sale of capital assets *[note 6]*	**1,637,467**	1,506,061
Write down of pre-operating expenses *[note 7]*	—	751,289
	8,073,356	12,295,210
Operating loss before the following:	**(7,797,382)**	(11,712,180)
Interest income	**44,258**	41,061
Interest expense - long term *[notes 9 and 10]*	**(1,332,526)**	(1,321,679)
Loss for the year	**(9,085,650)**	(12,992,798)
Deficit, beginning of year	**(19,434,913)**	(6,442,115)
Deficit, end of year	**(28,520,563)**	(19,434,913)
Basic and diluted loss per share *[note 11]*	**(0.39)**	(0.56)
Weighted average number of common shares *[note 11]*	**23,060,051**	23,060,051

See accompanying notes

KSAT Satellite Networks Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[See Note 1 - Basis of Presentation and Nature of Operations]

Year ended December 31 (expressed in U.S. dollars)

	2002 $	2001 $
OPERATING ACTIVITIES		
Loss for the year	**(9,085,650)**	(12,992,798)
Items not involving cash		
Amortization	**407,429**	1,019,928
Accrued interest expense	**1,332,526**	1,321,679
Provision for doubtful accounts	**2,999,226**	1,278,010
Write down of prepaid expenses	**75,000**	—
Write down of advances	**134,201**	—
Write down of inventory	**1,566,617**	3,920,066
Write down of and loss on sale of capital assets	**1,637,467**	1,506,061
Write down of pre-operating expenses	—	751,289
Loss on liquidation of Shenzhen Early Bird Communications Engineering Co., Ltd.	—	1,701,934
	(933,184)	(1,493,831)
Net change in non-cash working capital items	**(128,337)**	1,180,507
Cash (used in) operating activities	**(1,061,521)**	(313,324)
FINANCING ACTIVITIES		
Repayment of shareholder loans	**(1,030,000)**	—
Amount due from joint venture partners	—	177,254
Advances from related parties	—	(66,672)
Cash (used in) provided by financing activities	**(1,030,000)**	110,582
INVESTING ACTIVITIES		
Purchase of capital assets	—	(380,527)
Proceeds on the sale of capital assets	**47,890**	6,025
Cash provided by (used in) investing activities	**47,890**	(374,502)
Change in cash and cash equivalents during the year	**(2,043,631)**	(577,244)
Cash and cash equivalents, beginning of year	**2,473,067**	3,050,311
Cash and cash equivalents, end of year	**429,436**	2,473,067

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

KSAT Satellite Networks Inc. (the "Company") was focused on the sale of very small aperture terminal ("VSAT") satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies. Since its inception, the Company has sustained significant losses and has not been able to achieve a profitable level of operation. Accordingly, at an Annual and Special Meeting scheduled for June 20, 2003, the directors of the Company will recommend and seek shareholders approval to authorize a voluntary liquidation and dissolution of the Company. If a voluntary liquidation and dissolution of the Company is approved, the assets of the Company will be liquidated in an orderly manner and the proceeds will be applied to reduce its liabilities. There will be insufficient liquidation proceeds to satisfy all of the Company's obligations.

As a result of the Company's decision to cease all operations, the consolidated financial statements of the Company as at and for the year ended December 31, 2002 have been accounted for on a liquidation basis which resulted in the consolidated balance sheet being presented on an unclassified basis and certain assets being written down to their estimated net realizable amounts based on management's best estimates. These estimates are subject to measurement uncertainty and changes to these estimates in the future may have a material impact to the Company's net loss and financial position.

The Company, Global Space Investments Limited ("Global") and Gilat Satellite Networks Limited ("Gilat"), shareholders of the Company, are currently negotiating a settlement agreement providing for the orderly distribution of the Corporation's assets subject to receiving shareholders approval of the voluntary dissolution. Further to this agreement, it is contemplated that Gilat will purchase from the Company certain inventory at fair market value (rather than its liquidation nominal value) and, upon discharging any other liabilities with a priority claim on the assets of the Company, the Company will distribute any remaining cash proceeds in its accounts to Global in satisfaction of the Debenture. Management anticipates that there will not be sufficient proceeds to satisfy the amounts due to Global. Accordingly, as part of the agreement, Global and Gilat will agree to release and discharge all remaining indebtedness, liabilities and obligations owed by the Company to each of them.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company as at and for the year ended December 31, 2002 have been prepared on a liquidation basis of accounting in accordance with Canadian generally accepted accounting principles whereby assets have been written down to their estimated net realizable value based on an orderly liquidation value. Management believes that the consolidated financial statements have been prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary companies and joint venture companies as follows:

	Place of incorporation	Percentage of voting shares held by the Company 2002	Percentage of voting shares held by the Company 2001
Subsidiary Companies			
Xenexi Telecommunications Development Inc. - Inactive	Yukon	**100%**	100%
Gilat Satellite Networks (Shenzhen) Co., Ltd. ("MJV")	Shenzhen, PRC	**100%**	100%
KSAT Telecommunications Limited	Hong Kong	**100%**	100%
Gilat Satellite Networks (Bahamas I) Ltd. - Inactive	Bahamas	**100%**	100%
Gilat Satellite Networks (Bahamas II) Ltd. - Inactive	Bahamas	**100%**	100%
Joint Venture Companies			
Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV")	Beijing, PRC	**80%**	80%
Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV")	Shenzhen, PRC	—	59.95%

The joint venture companies are accounted for by the proportionate consolidation method. Under this method, the Company's proportionate share of joint venture revenues, expenses, assets and liabilities are included in the consolidated financial statements [note 8].

Beijing Gaida Satellite Communication Network Co., Ltd. ("SJV") is a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. SJV is involved in the construction of a nation-wide supervisory control and data acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. SJV provides communications devices relating to flood prevention and control to the Ministry of Water Resources and provides engineering and consulting services. On June 9, 2002, SJV sold its entire accounts receivable balance and sold its entire inventory to a third party [note 5]. As a result of this transfer and sale, SJV no longer provides SCADA services and began to curtail its operations as of June 9, 2002. As at December 31, 2002, SJV is in the process of being wound up.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Shenzhen Early Bird Communications Engineering Co., Ltd. ("EJV") was a 59.95% joint venture with Shenzhen VSAT Satellite Communications Co. Ltd., a Chinese entity originally formed by the Shenzhen municipality and Shenzhen Post and Telecommunications Bureau. In fiscal 2001, the liquidation of EJV was substantially complete and all the assets of EJV had been sold or disposed of. A consolidated loss of $1,701,934 was recorded, during fiscal 2001, on the liquidation of EJV representing amounts advanced to the joint venture on behalf of other venture partners that were not recovered. The liquidation process was finalized in fiscal 2002 and no further costs were incurred during the year ended December 31, 2002.

Revenue recognition

Revenue from the sale of equipment and installation is recognized when the goods have been delivered, installed and accepted and title has passed to the customer.

Revenue from network operation, maintenance and technical support services is recognized after the services have been provided.

The Company earns commission on Gilat Satellite Networks Inc. products sold [note 12].

Revenue from satellite network construction is recognized on the percentage of completion, based on the ratio of costs incurred to date over estimated total costs. Provision is made for all anticipated losses as soon as they are determined to be likely.

Inventory

Inventory is stated at the lower of cost and net realizable value. Cost of work in progress and finished goods comprises the actual purchase cost of materials, direct labour and a proportion of all production overhead expenditures and is determined on the first-in, first-out basis. Net realizable value is determined on the basis of anticipated sales proceeds expected on the disposal of the inventory in a short time frame or at an auction, less estimated selling expenses. An impairment in the carrying value of the inventory is recorded in the statement of loss and deficit in the year that the impairment becomes evident. As at December 31, 2002, all inventory has been written down to its estimated net realizable value of $1.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Capital assets

As at December 31, 2002, capital assets are recorded at estimated net realizable value and amortization of such assets have ceased.

In the prior period, capital assets are stated at the lower of cost less accumulated amortization. Capital assets are amortized at rates sufficient to write off their cost over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. An impairment in the carrying value of these capital assets is recorded in the consolidated statement of loss and deficit in the year that the impairment becomes evident. The estimated useful lives of capital assets are as follows:

Satellite networks	7 years
Computers, fixtures and furniture	5 years
Motor vehicles	10 years
Testing instruments	7 years

The Company monitors the recoverability of capital assets, based upon estimates using factors such as future asset utilization, business climate and future undiscounted cash flows expected to result from the use of those assets or to be realized on sale. The Company's policy is to write-down assets to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the asset will not be recovered.

Pre-operating expenses

Expenses incurred in conjunction with the development of new businesses within the Company, its subsidiary companies or joint venture companies were capitalized and amortized, using the straight-line basis over five years from the date commercial operations commenced.

The Company monitors the recoverability of pre-operating expenses based upon estimates using factors such as the business climate and future undiscounted cash flows expected to result from operations. The Company's policy is to write-down pre-operating expenses to their net recoverable amount based on undiscounted cash flows in the period when it is likely that the carrying amount of the pre-operating expense will not be recovered.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Foreign currency translation

The Company follows the temporal method of accounting for the translation of foreign currency amounts into United States dollars. Under the temporal method, cash and other monetary assets and liabilities representing amounts owing to or by the Company have been translated at the rate of exchange prevailing at year end. Other assets and liabilities and revenues and expenses are translated at the rate prevailing when they were acquired or incurred. Exchange gains or losses resulting from the translation of all other accounts are included in the determination of loss for the year.

Leases

Leases are classified as either capital leases or operating leases. Those leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate.

All other leases are accounted for as operating leases wherein rental payments are charged to the consolidated statement of loss and deficit as incurred.

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates their market value.

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to reverse. The effect on future income tax assets and liabilities of a change in rates is included in the consolidated statement of loss and deficit in the period that includes the enactment date. Future income tax assets are recorded in the consolidated financial statements if their realization is considered more likely than not.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Loss per common share

Loss per common share is based on the weighted average number of common shares outstanding for the period, excluding escrowed common shares, which are considered to be contingently issuable common shares. The effect of potential issues of common shares under conversion agreements have not been disclosed as they are antidilutive.

Warranty

The Company recognizes the estimated liability to repair or replace products still under warranty at the balance sheet date. This provision is calculated based on past history of the level of repairs and replacements.

3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable, other receivables and amounts due from joint venture partners.

At December 31, 2002, two customers [2001 - two customers] (other than related parties) represented 57% [2001 - 61%] of the accounts receivable balance. One customer, a related party, [2001 - one customer] represented 52% [2001 - 67%] of sales for the year ended December 31, 2002.

The Company was also economically dependent on sales to various entities under the control of the Ministry of Water Resources. Sales to the Ministry of Water Resources and its related entities, for the year ended December 31, 2002 amounted to $68,980 [2001 - $161,324]. Accounts receivable as at December 31, 2002 relating to these sales amounted to $nil [2001 - $430,724].

Financial instruments, which potentially subject the Company to concentrations of foreign exchange risk, consist principally of cash and cash equivalent [note 4], accounts receivable, and accounts payable. These instruments consist of amounts in Hong Kong Dollars and Chinese Renminbi.

3. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS AND SUPPLIERS (cont'd)

No supplier that is a shareholder of the Company, supplied products to the Company during the year ended December 31, 2002. For the year ended December 31, 2001, 99% of the purchases were supplied by one customer that was a shareholder of the Company. At December 31, 2001 this one shareholder represented 94% of the accounts payable balance.

4. CASH AND CASH EQUIVALENTS

At December 31, 2002, cash and cash equivalents consist of cash of $429,436 [2001 - $2,044,349] and cash equivalents of $nil [2001 - $428,718]. Cash at December 31, 2002, consists of $136,724 denominated in Chinese Renminbi [Chinese Renminbi 1,130,893], $62,382 denominated in Hong Kong Dollars [Hong Kong $485,847] and $230,330 denominated in US Dollars. Cash at December 31, 2001, consists of $1,834,192 denominated in Chinese Renminbi [Chinese Renminbi 15,223,793], $6,009 denominated in Hong Kong Dollars [Hong Kong $46,940] and $204,148 denominated in US Dollars. As at December 31, 2001, cash equivalents consisted of term deposits with an average interest rate of approximately 1.1%. Cash equivalents at December 31, 2001, consist of $198,727 denominated in Hong Kong Dollars [Hong Kong $1,549,938] and $229,991 denominated in US Dollars.

5. INVENTORY

	2002 $	2001 $
Raw materials	—	969,541
Work-in-progress	—	4,853
Finished goods	1	709,622
	1	1,684,016

On June 9, 2002, pursuant to an assets transfer agreement (the "Agreement"), entered into between SJV and Jiangsu Juhui Technology Co., Ltd. ("JJT"), a third party, SJV sold its entire accounts receivable balance of $368,744, net of a provision of $28,982, and inventory totaling $398,764, net of a provision of $297,027, to JJT for cash consideration of $59,285. JJT also agreed to assume all outstanding maintenance obligations of SJV. JJT is responsible for collecting and servicing accounts receivable balances and for marketing the inventories without recourse to the Company. Accordingly, the Company recorded a loss of $708,223 resulting from this transaction.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

5. INVENTORY (cont'd)

As a result of the decision to wind down and cease operations, the Company recorded a write down to the inventory balance, of $1,556,617 for the year ended December 31, 2002, which is recorded in the consolidated statement of loss and deficit.

During the year ended December 31, 2001, management determined that certain paging inventory was obsolete and accordingly recorded a provision for obsolete inventory in the amount of $3,920,066. The inventory was considered obsolete due to the change in customer demand which was moving from paging devices to mobile phone devices.

6. CAPITAL ASSETS

	Cost $	Accumulated amortization $	Net book value $
2002			
Computers, fixtures and furniture	**1,176,638**	**1,157,468**	**19,170**
Motor vehicles	**92,731**	**61,081**	**31,650**
Testing instruments	**314,439**	**264,780**	**49,659**
	1,583,808	**1,483,329**	**100,479**
2001			
Satellite networks	1,058,569	176,486	882,083
Computers, fixtures and furniture	1,309,575	373,977	935,598
Motor vehicles	111,012	55,676	55,336
Testing instruments	313,353	19,779	293,574
	2,792,509	625,918	2,166,591

During the year ended December 31, 2002, as a result of the decision to wind down and cease operations [note 1], the Company recorded a loss of $1,637,467 with respect to the write down and loss on sale of capital assets. These capital asset write downs are included in accumulated amortization.

During the year ended December 31, 2001, management determined that certain capital assets would not be able to generate future undiscounted cash flows to recover their recorded net book values. In addition, the Company began changing its focus towards providing training, technical support and operational services to its customers. Accordingly, certain satellite network capital assets and certain computers, fixtures and furniture with a net book value of $1,506,061 were written down during the year ended December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 *(expressed in U.S. dollars)*

7. PRE-OPERATING EXPENSES

	2002 $	2001 $
Amortization	—	22,632
Communication costs	—	94,943
Consulting fees	—	154,950
Consumables	—	14,942
Entertainment	—	47,944
Management fees	—	390,847
Office expenses	—	18,029
Other pre-operating costs	—	148,749
Professional fees	—	14,900
Rent	—	443,492
Salaries and other labour costs	—	377,000
Travelling and transportation	—	188,422
Water and power	—	13,687
Total pre-operating costs	—	1,930,537
Accumulated amortization	—	(1,179,248)
Write down of pre-operating expenses	—	(751,289)
Net book value	—	—

The recoverability of pre-operating expenses was based on long term expectations of future undiscounted cash flows and accordingly was subject to measurement uncertainty in the near term. Due to the continuing losses and management's expectation that the remaining net book values of pre-operating expenses would not be recovered from future operations as a result of the Company changing its focus away from manufacturing satellite equipment to providing technical support and operational services to its customers, the Company wrote off all remaining pre-operating expenses at December 31, 2001.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

8. INVESTMENT IN JOINT VENTURE

The Company's share of joint venture operations accounted for by the proportionate consolidation method is summarized as follows:

	SJV $
2002	
Current assets	**238,918**
Current liabilities	**(58,041)**
	180,977
Capital assets	**19,170**
Net assets	**200,047**

	SJV $	EJV $	Total $
2001			
Current assets	1,150,963	—	1,150,963
Current liabilities	(1,434,674)	—	(1,434,674)
	(283,711)	—	(283,711)
Capital assets	802,088	—	802,088
Net assets	518,377	—	518,377

The Company's share of revenue and operating expenses accounted for by the proportionate consolidation method is summarized as follows:

	SJV $
2002	
Revenue	**68,980**
Operating expenses	**1,430,572**

December 31, 2002 and 2001 (expressed in U.S. dollars)

8. INVESTMENT IN JOINT VENTURE (cont'd)

	SJV $	EJV $	Total $
2001			
Revenue	161,324	—	161,324
Operating expenses	1,069,421	—	1,069,421

	2002 $	2001 $
Cash flows resulting from operating activities	**(143,906)**	151,291
Cash flows resulting from investing activities	**5,629**	(3,675)
Cash flows resulting from financing activities	—	(397,489)

9. CONVERTIBLE SHAREHOLDER DEBENTURE

During the period ended December 31, 1998, a convertible debenture (the "Debenture") was issued to a significant shareholder of the Company bearing interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were due on February 25, 2003.

On November 1, 2002, the Company received notice from the debenture holder indicating the Company was in default of the Debenture and also demanded the payments of the Shareholder Loans. Pursuant to the terms of the Debenture, the Company has 14 days to repay the amounts due by the Company to Global under the Debenture. If the Company did not repay the amounts due to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Company did not make any payments due to Global under the Debenture nor make payments to either Global or Gilat under the Shareholders' Loan Agreement. Accordingly, the Debenture and Shareholder Loans have been classified as a current liability in the accompanying consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

9. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

Interest expense of $645,393 [2001 - $607,357], was recorded on the Debenture for year ended December 31, 2002. Accrued interest on the Debenture, outstanding at December 31, 2002, amounting to $3,100,518 [2001 - $2,455,125], is recorded as interest payable in the accompanying consolidated balance sheet.

The Debenture is convertible into common shares of the Company at any time, at the option of the debenture holder at a conversion price of $0.90 for each common share, subject to adjustment in the event of the following:

[a] The Company issues common shares as a stock dividend or other distribution, subordinates its outstanding common shares or consolidates its outstanding common shares;

[b] The Company issues rights, options or warrants to all or substantially all holders of common stock;

[c] The Company issues or distributes to all or substantially all holders of common stock of securities of the Company, any property or other assets if such distribution does not constitute a payment of a dividend in the ordinary course;

[d] There is a capital reorganization or a consolidation, amalgamation or merger into any other corporation.

The debenture holder is required to convert the Debenture into common shares in the event:

[a] The Company completes an offering of securities to the public resulting in net proceeds to the Company of at least $20 million; or

[b] MJV produces at least 100 units of interactive data broadcast VSAT products for a period of three consecutive calendar months, with a yield not less than 80%.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

9. CONVERTIBLE SHAREHOLDER DEBENTURE (cont'd)

As a pledge of collateral for the payment of the Debenture, the Company mortgaged, charged, transferred and assigned to the debenture holder the following:

[a] A security interest in all the Company's present and after acquired personal property;

[b] All the rights, title and interest of the Company in and to all present and after acquired other property; and

[c] A floating charge providing the debenture holder all the rights, title and interest of the Company in and to all present and after acquired real property;

At the time of the issue of the Debenture, the proceeds received were allocated to the debt portion of this instrument based on the present value of discounted cash flows. Accordingly, no amount was attributed to the conversion feature as equity.

10. SHAREHOLDER LOANS

	2002 $	2001 $
Shareholder loans	**9,136,000**	10,300,000

On September 29, 2000, Global Space Investments Limited ("Global"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Global Loan"). On September 29, 2000, Gilat Satellite Networks Inc. ("Gilat"), a shareholder of the Company provided an unsecured loan facility to the Company in the principal amount of $5,150,000, (the "Gilat Loan"). The Global Loan and the Gilat Loan are collectively referred to as the Loans.

The Loans, totaling $10,300,000, were fully advanced on October 18, 2000. Interest accrues at 6.72% compounded semi-annually.

In May 2002 the Company made the first installment payment to Global amounting to $1,566,251, consisting of a principal amount of $1,030,000 and accrued interest of $536,251. Netted against the Shareholder Loans balance is $134,000 which represents withholding taxes on the above noted repayment.

December 31, 2002 and 2001 (expressed in U.S. dollars)

10. SHAREHOLDER LOANS (cont'd)

Interest expense of $687,133 was recorded for the year ending December 31, 2002 [2001 - $714,322] on the Loans. Accrued interest on the loans, outstanding at December 31, 2002, amounting to $1,006,613 [2001 - $855,731], is recorded as interest payable in the accompanying consolidated balance sheet.

The Loans were each to be repaid simultaneously in five equal semi annual installments with the first installment payment to be made on April 17, 2002, and the second, third, fourth and fifth installments to be made October 17, 2002, April 17, 2003, October 17, 2003 and April 17, 2004 respectively by the Company to Global and Gilat, together with any outstanding interest. The Company has the right for earlier repayment of the Loans, within one month from the date funds become available from any future equity or additional debt.

11. SHARE CAPITAL

As at December 31, 2002, the Company's authorized and outstanding share capital was as follows:

Authorized:
100,000,000 common shares without par value

Outstanding:

	Number of common shares	Total $
Balance, December 31, 2002 and 2001	28,560,051	9,748,710

As at December 31, 2002 and 2001, the Company had 5,500,000 shares held in escrow. The shares will be released from escrow when the Company has earned $0.244 per share of cumulative cash flow as defined under the rules and policies of the Canadian Venture Exchange, Inc.

These escrow shares may be cancelled:

[a] when the Company undergoes a major reorganization if required as a condition of the consent to the reorganization;

[b] when the Company's shares have ceased to trade for a period of two consecutive years; and

[c] ten years from the date that these shares have been issued and approved by the securities exchange which will be on February 28, 2008.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd)

Loss per share

A reconciliation of the denominators and numerators for the computation of both the basic and diluted loss per share are as follows:

	2002 $	2001 $
Numerator		
Loss for the year	**(9,085,650)**	(12,992,798)
Denominator		
Weighted average number of shares outstanding	**28,560,051**	28,560,051
Less: contingently issuable shares	**(5,500,000)**	(5,500,000)
	23,060,051	23,060,051
Basic and diluted loss per share	**(0.39)**	(0.56)

12. RELATED PARTY TRANSACTIONS AND BALANCES

In addition to the related party transactions described in notes 3, 9, and 10, related parties with whom the Company, its subsidiaries and its joint ventures entered into transactions during the year, are as follows:

Gilat Satellite Networks Limited	A shareholder of the Company;
Global Space Investments Limited	A shareholder of the Company;
Shao Hong Steven Wan	A shareholder of the Company;
Information Centre of Ministry of Water Resources of PRC	Joint venture partner

[a] Amounts due from joint venture partners denominated in US dollars, Hong Kong dollars, and Renminbi are unsecured, bear no interest and are due in the normal course of business. Amounts are due from the joint venture partners as a result of the Company contributing amounts to the joint ventures in excess of its required contributions. As a result of the decision to wind down and cease operations [note 1], the Company provided for the full balance due from joint venture partners in the amount of $244,843, which it does not expect to recover in the year ended December 31, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

12. RELATED PARTY TRANSACTIONS AND BALANCES (cont'd)

[b] During the year ended December 31, 2002, the Company earned commission income, handling fees, and professional service fee income of $161,185 [2001 - $266,753], from a company controlled by a shareholder. In addition the Company paid certain expenses on behalf of the same company controlled by a shareholder. As at December 31, 2002, included in other receivables are amounts relating to expenses paid on behalf of the related party of $977,058, prior to provision for doubtful amounts, [2001 - $1,107,035]. The amounts are unsecured, bear no interest and are due in the normal course of business.

[c] During the year ended December 31, 2002, the Company purchased no raw materials from a shareholder and a subsidiary of a shareholder [2001 - $1,125,960]. Accounts payable, at December 31, 2002, includes no amounts payable [2001 - $457,000] to a company related to a shareholder with respect to raw material purchases from the shareholder. The amount is unsecured, bears no interest and is due in the normal course of business.

[d] During the year ended December 31, 2002, the Company was charged management fees by a company related to a shareholder amounting to $102,043 [2001 - $122,001]. These amounts were paid during the years ended December 31, 2001 and 2002.

[e] During the year ended December 31, 2002, the Company was charged a service fee of $15,475 [2001 - $115,680] by a joint venture partner. At December 31, 2002, accounts payable includes no payable [2001 - $125,320] to a joint venture partner with respect to the service fee. The amount is unsecured, bears no interest and is due in the normal course of business.

[f] During the year ended December 31, 2000, the Ministry of Water Resources advanced the Company $470,588 [Chinese Renminbi 4,000,000], which remained outstanding and was recorded in other payables and accruals at December 31, 2000. The amount was repaid during the year ended December 31, 2001.

All transactions are in the normal course of operations and are recorded at exchange amounts established and agreed between the related parties.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

13. INCOME TAXES

[a] The Company has accumulated non-capital losses for Canadian income tax purposes of approximately $4,138,000 available as at December 31, 2002 [2001 - $2,685,000] to reduce taxable income in future years, the potential tax benefit of which have not been recorded in the consolidated financial statements. The losses will expire as follows:

	$
2006	425,000
2007	821,000
2008	1,439,000
2009	1,453,000
	4,138,000

The Company also has capital losses for Canadian income tax purposes of approximately $3,477,000 available at December 31, 2002 to reduce capital gains in future years the potential tax benefit of which have not been recorded in these consolidated financial statements. These losses can be carried forward indefinitely.

For financial statement purposes, the Company has recognized a valuation allowance equal to future tax assets as they do not meet the more likely than not criteria. Significant components of the Company's future tax assets as at December 31, are as follows:

	2002	**2001**
	$	**$**
Future income tax assets		
Non-capital loss carryforwards	**1,536,090**	940,700
Net capital loss carryforwards	**953,295**	953,295
Total future income tax assets	**2,489,385**	1,893,995
Valuation allowance	**(2,489,385)**	(1,893,995)
Net future income tax assets	**—**	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and 2001 (expressed in U.S. dollars)

13. INCOME TAXES (cont'd)

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense is:

	2002 $	2001 $
Canadian basic statutory tax rate	**41.12%**	44.60%
Expected income tax recovery	**(3,736,000)**	(5,794,800)
Benefit of losses not recognized	**597,701**	1,397,351
Amounts not recognized for accounting	—	775,849
Tax rate differential in foreign jurisdiction	**3,138,299**	3,621,600
Income tax expense	—	—

[b] In accordance with the Income Laws of the People's Republic of China for Enterprises with Foreign Investment, MJV and SJV have been granted a full exemption from income tax for two financial years starting from its first profit-making year and a 50% exemption for the following three financial years.

14. COMMITMENTS AND CONTINGENCIES

[i] The future minimum lease payments under non-cancellable operating leases in connection with office premises which expire in 2003 approximate $44,308.

[ii] As at December 31, 2001, accounts receivable included an amount of $1,546,242, net of a provision for doubtful collection of $500,000, which is was under dispute. The Company obtained judgement in its favour and proceeded to lodge the execution of judgement document with the Intermediate Court of Shenzhen. The debtor has subsequently discontinued its business and the likelihood of recovery of the debt is now remote. Accordingly the remaining amount outstanding totalling $1,546,242 was fully provided for during the year ended December 31, 2002.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, other receivables, amounts due from joint venture partners, accounts payable, interest payable, advances from customers, shareholder loans and convertible shareholder debenture. Management has determined the carrying value of cash and cash equivalents, accounts receivable, other receivables, accounts payable, and interest payable approximate their fair value due to their short-term nature. Due to management's decision to cease operations and the uncertainties surrounding the Company's ability to liquidate its assets and discharge its liabilities, in management's opinion a reasonable determination of the fair value of the Company's liabilities cannot be made. The fair value of amounts due to and from joint venture partners are not readily determinable as they have no fixed repayment terms.

16. SEGMENTED INFORMATION

The Company operates in one segment, which is the sale of its VSAT satellite telecommunications equipment and related business services. All of the Company's revenues are generated in the Peoples Republic of China and all of the Company's capital assets are located in the People's Republic of China.

CONSOLIDATED SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES

Year ended December 31 (expressed in U.S. dollars)

	2002 $	2001 $
Accommodation	**25,188**	31,714
Advertising	**3,960**	1,343
Communication	**32,902**	56,759
Consulting	**3,313**	3,686
Entertainment	**10,543**	29,505
Insurance	**5,694**	7,760
Management fees *[note 12]*	**387,186**	443,402
Other office expenses	**190,570**	542,044
Professional fees	**94,218**	98,989
Writedown of doubtful accounts	**2,999,226**	1,278,010
Writedown of prepaid expenses not recoverable	**75,000**	—
Provision for advances to suppliers	**134,201**	—
Rental	**83,344**	159,660
Salaries and other labour costs	**333,289**	583,205
Transponder fee	**8,012**	18,766
Travel and transportation	**53,147**	123,211
Water and electricity	**11,372**	17,878
	4,451,165	3,395,932

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

(SEDAR FORMAT)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
KSAT SATELLITE NETWORKS INC.	31 December 2002	2003/05/20

ISSUER'S ADDRESS

c/o Room 303 The Centre Mark, 287 – 299 Queen's Road Central, Sheung Wan

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Hong Kong	-----	-----	(852) 2881-5939	(852) 2890-9252

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
PHOI KWOK ENG	Chief Financial Officer	(852) 2890-9252

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
kephoi@ksat.net	n/a

CERTIFICATE

Schedule A (Financial Statements) to this Quarterly and Year End Report is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion and Analysis) are attached hereto and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Vincent Ko"	VINCENT KO	2003-05-20
"Avi Shabtai"	AVI SHABTAI	2003-05-20

KSAT SATELLITE NETWORKS INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

1. For the year ended 31 December 2002, the aggregate amount of related party transactions between the Corporation and parties at arm's length to the Corporation was US$102,000. This amount relates to management fees invoiced by a Corporation related to a shareholder of the Corporation.

   During the year ended 31 December 2002, the Corporation earned commission income, handling fees and professional services of $161,185 from a Corporation controlled by a shareholder.

   During the year ended 31 December 2002, the Corporation did not purchase equipment from a shareholder of the Corporation and a subsidiary of a shareholder of the Corporation.

2. During the year ended 31 December 2002,

   (a) the Corporation did not issue any securities;

   (b) the Corporation granted no options.

3. As at 31 December 2002,

   (a) the authorized capital of the Corporation was 100,000,000 common shares without par or nominal value of which 28,560,051 common shares were issued and outstanding.

   (b) The Convertible Shareholder Debenture is the only outstanding convertible security of the Corporation as at 31 December 2002. The Convertible Shareholder Debenture matured on 25 February 2001 and was extended on the same terms for another two years. The principal amount outstanding on the Convertible Shareholder Debenture as at 31 December 2002 is US$5,454,105. This amount is convertible into common shares at a price of US$0.90 per common share expiring two years from 25 February 2001.

   (c) the total number of performance shares in escrow was 5,500,000.

   (d) the Directors of the Corporation were:

      (i) Vincent Ko Woon Chun
      (ii) Steven Shao Hong Wan
      (iii) Avi Shabtai
      (iv) Raymond Quek (resigned April 15, 2003)
      (v) Wong Heang Tuck (resigned April 15, 2003)
      (vi) Yoel Gat (resigned April 15, 2003)

   (e) the Officers of the Corporation were:

      (i) Avi Shabtai – Chief Executive Officer

      (ii) Phoi Kwok Eng – Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

SCHEDULE C

MANAGEMENT DISCUSSION

PRINCIPAL ACTIVITIES

The principal activities of the Corporation is the sale of products and services to the very-small-aperture-terminal ("VSAT") satellite telecommunications equipment market, related business and repair of certain VSAT products in the People's Republic of China ("PRC") through its subsidiary companies and joint venture companies.

2003 ANNUAL AND SPECIAL MEETING

The 2003 Annual and Special Meeting of the Corporation is scheduled to be held in Beijing, People's Republic of China on 20 June 2003.

OPERATING REVIEW

A. Business outlook

The Corporation's focus is in the VSAT satellite telecommunications business in China.

The year under review continued to be a difficult one as operators in the paging market in China experienced further downturn. The attempt by major telecommunications companies and value added service providers to create innovative value added services failed to contain the decrease in the pager subscriber base as costs of mobile phone ownership continued to decrease with the increasing liberalization of the mobile phone market. The introduction into the Chinese telecommunications market of PHS services created further competition for the Corporation and other pager operators and service providers by providing mobile phone service at fixed rate charges for a defined geographic area serviced by the PHS network. In addition to leading other mobile phone providers to reduce the total cost to consumers of mobile phone services, PHS has affected the Corporation's ability to secure new projects and the ability of paging operators in general to fund upgrades to existing VSAT installation used in paging operations. PHS as a communication medium is currently available in some cities in China and management anticipates it will gain further prominence in more cities in the coming years.

B. Joint Venture with Water Resources Information Centre

Beijing Gaida Satellite Communication Network Co. Ltd. (the "SJV") was established on 6 June 1997 as a cooperative joint venture with Beijing WRIC Electronic Technology Development Corporation, a Chinese entity under the control of the Ministry of Water Resources. The SJV was involved in the construction of a nation-wide Supervisory Control and Data Acquisition ("SCADA") VSAT network for collecting water information such as rainfall and water levels. It was also involved in the provision of communications related to flood prevention and control for the Ministry of Water Resources and the provision of engineering and consulting services in relation thereto.

SJV continued to sustain losses in 2002. Accordingly, during the year, our joint venture partners agreed to the discontinuation of the venture. The joint venture ceased operations in June 2002 and is now progressing with winding up processes.

C. Financial commitments

On 17 April 2002, the first tranche of a Shareholder loan of USD 2.06 million and accrued interest was due and payable. On May 2002, the Corporation made the first installment payment to Global amounting to USD1,566,251 consisting of principal amount of USD1,030,000 and accrued interest of USD536,251.

The second tranche of a Shareholder loan of USD2.06 million was due and payable on 17 October 2002. However, the Corporation was unable to repay the loan due.

D. Financial review

Group level revenue was USD323,028 compared with USD1,742,227 for the year ended December 31, 2001.

The Corporation ended the year with a shareholders' deficiency of US$18,771,856 as at December 31, 2002.

Operating overhead during the year ended December 31, 2002 of $1,242,739 excluding provision against doubtful debts was reduced by approximately 41% from the year ended December 31, 2001 when it was USD 2,117,922.

Cost cutting exercises in MJV and the wind down at SJV in the year ended 2002 enabled the Corporation to improve on its costs management during the year.

As part of the review of the Corporation's operation and in the light of the current market condition, the Corporation made provisions against certain assets of the Corporation, namely inventory, trade receivables, capital assets and prepayment, of approximately US$6,402,513 as at December 31, 2002.

VOLUNTARY LIQUIDATION OF CORPORATION

The Corporation has faced its toughest challenge since incorporation. The viability of the business in the context of the Chinese market place is under challenge both by the easy availability and affordability of mobile phones as well as the introduction of the PHS option.

Current group cash available as at year ended 31 December 2002 was USD429,436. As the Corporation is unable to meet its loan commitments, does not have adequate financial resources to continue to be in operation in the foreseeable future and in the light of the market environment, the Board of Directors will ask the shareholders, at the Annual and Special Meeting on June 20, 2003, to approve of the voluntary liquidation of the Corporation. See heading "Statement of Liquidity and Solvency".

STATEMENT OF LIQUIDITY AND SOLVENCY

At 31 December 2002, we had a working capital deficit of approximately $18,771,856 compared to $485,846 as at 31 December 2001.

Net capital assets saw a reduction to $100,479 (2001 : $2,166,591) arising from write down in certain capital assets at the year end amounting to $1,637,467.

For the year ended 31 December 2002, net cash decreased by $2,043,631. Cash used in operating activities was $1,061,521.

The major change in assets and liabilities providing cash from operating activities was a reduction in accounts receivable and prepaid expenses, a reduction in inventory and a reduction in related party receivables. The major changes in assets and liabilities using operating cash was the repayment of shareholder loans.

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to Global Space Investments Limited ("Global"), a significant shareholder of the Corporation. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest were repayable on February 25, 2003. The Corporation has not made any payments to Global.

Pursuant to an agreement dated September 29, 2000 (the "Shareholders' Loan Agreement"), the Corporation obtained a further $10,300,000 from Global and Gilat Satellite Networks Ltd. ("Gilat"). On May 23, 2002 the Corporation reached an agreement with Gilat to delay making any cash payment on the first instalment due from the Corporation to Gilat under the Shareholders' Loan Agreement. The Corporation paid the first instalment due to Global at that time, which amounted to US$1,566,251, including accrued interest. The second repayment instalments of the shareholder loans were due on October 17, 2002. The Corporation has not repaid the amounts due under the Shareholders' Loan Agreement and has been attempting to renegotiate payment of amounts due with each of Global and Gilat.

As previously disclosed in a press release dated November 1, 2002, the Corporation received notice from Global of Global's position that the Corporation is in default of the Debenture and demanded the payment that was due under the shareholder loans. Global's notice has been given pursuant to the terms of the convertible debenture between the Corporation and Global. It provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Shareholders' Loan Agreement. If the Corporation did not repay the amounts due by it to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Corporation did not make any payments due by the Corporation to either Global or Gilat under the Shareholders' Loan Agreement.

The Corporation has attempted to negotiate with each of Global and Gilat in order to secure deferment of the amounts due under the Shareholders' Loan Agreement. They have been unable to reach an agreement with respect to deferring the amounts due and the Corporation has been unable to secure any further financing.

Therefore, despite the best efforts of management of the Corporation, the Corporation is left with depleted resources which, in the opinion of management of the Corporation, would be insufficient continue operations, and would also be insufficient to enable the Corporation to meet the continuous disclosure obligations imposed by governing regulatory bodies such as the securities commissions in Alberta and British Columbia, being the only jurisdictions in which the Corporation is a reporting issuer, and the TSX Venture Exchange (the "Exchange"). Management of the Corporation has therefore decided to wind up the business and affairs of the Corporation in an organized fashion and is seeking approval from the shareholders to complete the wind-up as set forth herein.

The Corporation, Global and Gilat are negotiating an agreement providing for the orderly distribution of the Corporation's assets if the shareholders approve of the voluntary dissolution. Further to this agreement, it is contemplated that Gilat will purchase from the Corporation certain inventory at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the disposition of assets and any cash that remains in its accounts to Global. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global under the Shareholders' Loan Agreement and the Debenture. Furthermore, the Corporation will not be able to satisfy all amounts due by the Corporation to Gilat under the Shareholders' Loan Agreement. As part of the agreement, therefore, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by KSAT to each of them.

If the shareholders approve the dissolution by special resolution, the Corporation must discharge all of its liabilities. Management anticipates that after the discharge of the Corporation's liabilities, shareholders are unlikely to receive any value.

The Corporation will notify the securities commissions in Alberta and British Columbia of the dissolution in order to have the Corporation noted as an inactive reporting issuer, thereby avoiding the issuance of cease trade orders from such jurisdictions, and will apply to the Exchange to voluntarily delist its Common Shares from such Exchange. The Corporation will not dissolve until such time as the releases from Global and Gilat have been negotiated and the Corporation meets the requirements under the *Business Corporation Act (Yukon)*.

CIBC Mellon

May 22, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22nd day of May 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual and Special Meeting, Information Circular, Quarterly and Year End Report BC Form 51-901 F for the Quarter Ended December 31, 2002 and Consolidated Financial Statements for the Year Ended December 31, 2002 and 2001
B) Proxy
C) Supplemental Mail Return Card

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

KSAT SATELLITE NETWORKS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
to be held
June 20, 2003

To The Shareholders:

The Annual and Special Meeting (the "Meeting") of the shareholders of KSAT Satellite Networks Inc. (the "Corporation") will be held at Traders Hotel, No 1, Jian Guo Men Wai Dai Jie, Beijing, China 100005 for the following purposes:

1. To consider and receive the report of the directors, the consolidated financial statements for the year ended December 31, 2002 and the auditors' report thereon;

2. To elect the directors of the Corporation for the ensuing year;

3. To appoint auditors for the ensuing year;

4. To authorize the directors to cause the Corporation to voluntarily liquidate and dissolve, discharge all liabilities and distribute all property, in accordance with the *Yukon Business Corporations Act*;

5. To authorize the directors to request that all of the shares of the Corporation be delisted from trading on the TSX Venture Exchange as a result of the dissolution of the Corporation;

6. To authorize the directors to make application to the British Columbia Securities Commission and the Alberta Securities Commission for an order that the Corporation is no longer a reporting issuer; and

7. To transact such other business as may properly come before the Meeting.

The board of directors of the Corporation has fixed the close of business on May 20, 2003 as the record date for determining shareholders who are entitled to vote at the Meeting.

The report of the directors, the consolidated financial statements and the auditors' report thereon which will be presented at the Meeting accompany this Notice of Meeting.

A list of persons proposed to be nominated for election as directors and the name of the auditors proposed to be appointed are set out in the Information Circular which follows. Shareholders who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to KSAT Satellite Networks Inc., c/o CIBC Mellon Trust Company, 1600 - 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (a self-addressed envelope is enclosed) prior to 4:00 p.m. (Vancouver time) on June 18, 2003.

DATED at Beijing, this 20th day of May, 2003.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

KSAT SATELLITE NETWORKS INC.

INFORMATION CIRCULAR

Dated as of May 20, 2003

In this Information Circular, all references to "$" are references to United States dollars and all references to "C$" are references to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of KSAT Satellite Networks Inc. (the "Corporation") for use at the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held on June 20, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting. The cost of solicitation will be borne by the Corporation. Solicitations will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Corporation.

Voting by Proxies

Shareholders who are unable to be present at the Meeting are requested to date, execute and return the form of proxy accompanying this Information Circular to the Corporation, c/o CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1 (a self-addressed envelope is enclosed) prior to 4:00 p.m. (Vancouver time) on June 18, 2003.

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Annual and Special Meeting or any other matter which may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or other matters to be presented for action at the Meeting.

If the instructions in a proxy given to management are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder as specified in the proxy with respect to any matter to be acted on. **If a choice is not so specified with respect to any such matter, the shares represented by a proxy given to management are intended to be voted in favour of the resolutions referred to therein and for the election of the nominees of management for directors and the appointment of the**

nominees of management for auditors. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

Revocability of Proxies

Pursuant to Section 150(4) of the *Business Corporations Act* (Yukon), a shareholder executing the enclosed form of proxy has the right to revoke it by instrument in writing executed by the shareholder or his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or to the chairman of the Meeting on the day of the Meeting or any adjournment thereof. A proxy may also be revoked in any other manner permitted by law.

Voting Shares and Principal Holders Thereof

As at May 1, 2003, there were 28,560,051 outstanding common shares ("Common Shares") of the Corporation each of which carries the right to one vote at the Meeting. Holders of the Common Shares whose names are entered on the register of shareholders of the Corporation at the close of business on May 20, 2003, which is the record date, will be entitled to attend in person or appoint a proxy nominee to attend the Meeting and such persons will be entitled to vote on a show of hands and, on a poll, will be entitled to one vote for each of the Common Shares held on that date.

To the knowledge of the directors and senior officers of the Corporation, as at the date hereof, only the following persons beneficially own directly or indirectly or exercise control or direction over more than 10% of the Common Shares:

Name	Number of Shares	Percentage
Global Space Investments Limited	10,606,550	37.13%
Steven Shao Hong Wan	3,000,000[1]	10.5%
Gilat Satellite Networks Ltd.	10,606,550	37.13%

(1) Represents 3,000,000 performance shares which are held in escrow pursuant to a performance share escrow agreement (the "Performance Share Escrow Agreement") among the Corporation, Mr. Wan and Gilat Satellite Networks Ltd. The performance shares will be released from escrow when the Corporation has earned $0.244/share of "cumulative cash flow" as defined under the rules and policies of the TSX Venture Exchange (formerly the Canadian Venture Exchange).

ELECTION OF DIRECTORS

Three of the Corporation's directors who were elected as directors at last year's annual general meeting resigned on April 15, 2003: Raymond Quek, Wong Heang Tuck and Yoel Gat. Replacements have not been appointed to fill the vacancy created by their resignation. Mr. Ronen Avron resigned as a director of the Corporation on April 30, 2002 and was replaced by Mr. Avi Shabtai who was subsequently elected as a director at last year's annual general meeting. Accordingly, management of the Corporation is proposing that Mr. Shabtai, along with each of the other persons whose name appears below, be nominated for election as a director of the Corporation to serve until the next Annual General Meeting of the shareholders, the dissolution of the Corporation is complete or until he sooner ceases to hold office. The following information concerning the respective nominees has been furnished by them:

Name and Office Held With the Corporation	Present Principal Occupation	Director Since	Share Ownership(1)
Vincent Ko Woon Chun(2) Director	Division Director, China Business Unit, Keppel Telecommunications & Transportation Ltd.	April 14, 1998	Nil
Steven Shao Hong Wan(2) Director	President of Xenexi Telecommunications Development Inc., President of Xenexi Construction Developments Ltd.; President of Wuhan China Construction 3rd Bureau Xenexi Construction & Decoration Co., Ltd.	April 14, 1998	3,000,000(3)
Avi Shabtai(2) Director	CEO, KSAT Satellite Networks Inc.	April 30, 2002	Nil

(1) Indicates the number of the Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each director.

(2) Pursuant to the shareholders' agreement dated February 25, 1998 among Global Space Investments Limited, Gilat Satellite Networks Ltd. and Steven Shao Hong Wan, Global Space Investments Limited is entitled to nominate four directors of the Corporation, Gilat Satellite Networks Ltd. is entitled to nominate two directors of the Corporation and Mr. Wan is entitled to be nominated as a director of the Corporation or to nominate one director of the Corporation. Neither Global nor Gilat have appointed replacements to fill the vacancies created by the resignation of Messrs. Yoel Gat, Raymond Quek and Wong Heang Tuck.

(3) Represents 3,000,000 performance shares of the Corporation pursuant to the Performance Share Escrow Agreement as described in note (1) to the table set out in the section entitled "Voting Shares and Principal Holders Thereof".

The principal occupation of each of the persons nominated for election as a director for the last five years is shown above except for Mr. Avi Shabtai who was the Director of Sales in Asia for Gilat Communications Ltd, a leading company in e-Learning systems. Prior to that, from 1998 to 1999, Mr. Shabtai was the Vice President, International Sales of MTS Ltd., a development company specializing in telemanagement and call accounting solutions.

The audit committee is comprised of Vincent Ko Woon Chun and Steven Wan. The executive committee is comprised of Vincent Ko Woon Chun, Avi Shabtai, Steven Shao Hong Wan (voting members) , and Phoi Kwok Eng.

Notice of the record date as required by Section 135(4)(a) of the *Business Corporations Act* (Yukon) was published in *The Globe & Mail* newspaper on May 13, 2003, which is distributed in Whitehorse, Yukon Territory and Vancouver, British Columbia.

EXECUTIVE COMPENSATION

During the financial year ended December 31, 2002, there were two persons who would have been considered to be "executive officers" of the Corporation, as such term is defined under applicable Canadian securities law: Avi Shabtai, who is the current Chief Executive Officer of the Corporation since October 1, 2000; Phoi Kwok Eng, who is the current Chief Financial Officer of the Corporation since January 2, 2001.

During the financial year ended December 31, 2002, none of the Corporation's executive officers received total salary and bonus in excess of C$100,000 other than Mr. Avi Shabtai, Chief Executive Officer and Mr. Phoi Kwok Eng, Chief Financial Officer. Accordingly, the only "Named Executive Officers", as such term is defined under applicable Canadian securities law, for whom disclosure of compensation is required is Mr. Avi Shabtai and Mr. Phoi Kwok Eng.

The following table sets out all compensation paid during the financial years ended December 31, 2002, December 31, 2001 and December 31, 2000 to the Corporation's Named Executive Officers:

Summary Compensation Table

Name and Principal Position	Financial Year Ended December 31	Annual Compensation			Long-term Compensation
		Salary	Bonus	Securities under Options Granted (#)	
Avi Shabtai [1] [2] Chief Executive Officer	2002	$114,000	Nil	Nil	Nil
	2001	$116,000	Nil	Nil	Nil
	2000	$34,000	Nil	Nil	Nil
Phoi Kwok Eng [3] Chief Financial Officer	2002	$121,000	Nil	Nil	Nil
	2001	$121,000	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil

---

(1) Mr. Shabtai has been the Chief Executive Officer of the Corporation since October 1, 2000.

(2) Mr. Shabtai's annual compensation including benefits is $230,000.

(3) Mr. Phoi became Chief Financial Officer of the Corporation on January 2, 2001 and is an employee of Keppel Communications Pte Ltd., whose subsidiary, Global Space Investments Limited, is a principal shareholder of the Corporation. See "Voting Shares and Principal Holders Thereof". Keppel Communications Pte Ltd. and the Corporation have agreed that with effect from January 1, 2001, the costs of Mr. Phoi's services corresponding to his duties in the Corporation would be paid by the Corporation to Keppel Communications Pte Ltd. The amount recovered by Keppel Communications Pte Ltd. in relation to Mr. Phoi was $102,000 during the year ended December 31, 2002. Other benefits incurred by the Corporation or its subsidiaries in relation to services rendered by Mr. Phoi amounted to $59,000. Mr. Phoi's predecessor, Joseph Leung, served as Chief Financial Officer during the years ended December 31, 1998, 1999 and 2000. Mr. Leung received no salary in his capacity as Chief Financial Officer. Keppel Communications Pte Ltd. and the Corporation agreed that with effect from January 1, 2000, the costs of Mr. Leung's services corresponding to his duties in the Corporation would be paid by the Corporation to Keppel Communications Pte Ltd. The amount recovered by Keppel Communications Pte Ltd. in relation to Mr. Leung's services was $144,000 for the year ended December 31, 2000.

The aggregate remuneration and benefits paid or payable by the Corporation and each of its subsidiaries (the financial statements of which are consolidated with those of the Corporation) to the officers of the Corporation during the financial year ended December 31, 2002 was $385,000 (compared to 2001 when it was $412,558.)

COMPENSATION OF DIRECTORS

The Corporation does not pay directors' fees. There are no other arrangements under which directors of the Corporation were compensated by the Corporation during the financial year ended December 31, 2002 for their services in their capacity as directors and, without limiting the generality of the foregoing, no additional amounts are payable under any standard arrangements for committee participation or special assignments.

APPOINTMENT OF AUDITORS

Ernst & Young LLP, who were first appointed on June 11, 1999, are presently the auditors of the Corporation. At the Meeting, management of the Corporation will propose the reappointment of Ernst & Young LLP as auditors of the Corporation to hold office until the next Annual General Meeting of the shareholders of the Corporation.

MANAGEMENT CONTRACTS

During the financial year ended December 31, 2002, the Corporation utilized the services of Keppel Communications Pte Ltd. of 4 Aljunied Avenue, 1 #01 – 01, Singapore 389978 as described under the headings "Executive Compensation".

DISSOLUTION OF THE CORPORATION

Shareholders of the Corporation will be asked to consider and, if thought advisable, approve a special resolution to authorize the directors to cause the Corporation to voluntarily liquidate itself, discharge all liabilities and distribute all property in accordance with the *Business Corporations Act* (Yukon).

The Corporation's focus has been on the sale of VSAT (very small aperture terminal) satellite telecommunications equipment, related business services and manufacturing of certain VSAT products in the People's Republic of China, through its subsidiary companies and joint venture companies.

The decision to voluntarily dissolve is the result of significant changes and economic pressures in the Corporation's area of focus, the telecommunications and satellite industry in China. In particular, the major state-owned telecommunications companies have undergone a period of restructuring and consolidation which has had an impact on capital expenditures for the expansion and upgrading of existing systems and on the sales the Corporation was able to close in fiscal 2001 and fiscal 2002.

Furthermore, the Corporation's previous expectation that China's membership in the World Trade Organization would create new business opportunities for the Corporation has not yielded the anticipated opportunities and accordingly the expected increase in demand for VSAT Satellite Communication equipment and related services in the Chinese market did not materialize for the Corporation.

The introduction into the Chinese telecommunications market of PHS services created further competition for the Corporation and other pager operators and service providers by providing mobile phone service at fixed rate charges for a defined geographic area serviced by the PHS network. In addition to leading other mobile phone providers to reduce the total cost to consumers of mobile phone services, PHS has affected the Corporation's ability to secure new projects and the ability of paging operators in general to fund upgrades to existing VSAT installation used in paging operations.

The Corporation's joint venture with the Water Resources Information Centre continued to sustain losses in fiscal 2002. Accordingly, as previously disclosed, the Corporation and its joint venturers decided to discontinue the venture. The joint venture ceased operations in June 2002 and is in the winding up process.

During the period ended December 31, 1998, a convertible debenture (the "Debenture") amounting to $7,500,000 was issued to Global Space Investments Limited ("Global"), a significant shareholder of the Corporation. The Debenture bears interest at 8% per annum, compounded every six months. The principal and interest was repayable on February 28, 2001. During the year ended December 31, 2000, a portion of the Debenture amounting to $2,045,895 was converted into 2,273,217 common shares. During the year ended December 31, 2001, the Debenture term was extended for a further two years based on existing terms and conditions. The principal of $5,454,105 and accrued interest are now repayable on February 25, 2003. The Corporation has not made any payments to Global.

Pursuant to an agreement dated September 29, 2000 (the "Shareholders' Loan Agreement"), the Corporation obtained a further $10,300,000 from Global and Gilat Satellite Networks Ltd. ("Gilat"). On May 23, 2002 the Corporation reached an agreement with Gilat to delay making any cash payment on the first instalment due from the Corporation to Gilat under the Shareholders' Loan Agreement. The Corporation paid the first instalment due to Global at that time, which amounted to US$1,566,251, including accrued interest. The second repayment instalments of the shareholder loans were due on October 17, 2002. The Corporation has not repaid the amounts due under the Shareholders' Loan Agreement and has been attempting to renegotiate payment of amounts due with each of Global and Gilat.

As previously disclosed in a press release dated November 1, 2002, the Corporation received notice from Global of Global's position that the Corporation is in default of the Debenture. Global's notice has been given pursuant to the terms of the convertible debenture between the Corporation and Global. It provided the Corporation with 14 days to repay amounts due by the Corporation to Global under the Shareholders' Loan Agreement. If the Corporation did not repay the amounts due by it to Global by November 11, 2002, Global could, at its option, enforce its security under the terms of the convertible debenture and the principal sum, interest and all other monies secured under the convertible debenture may become immediately payable. The 14 day period provided for under Global's notice expired and the Corporation did not make any payments due by the Corporation to either Global or Gilat under the Shareholders' Loan Agreement.

As stated in the most recent publicly available financial statements of the Corporation, as at September 30, 2002 (unaudited), the Corporation has total assets of US$7,591,955 consisting of (a) cash and cash equivalents of US$654,881; (b) accounts receivable of US$2,031,308; (c) prepaid expenses and other receivables of US$1,168,472; (d) inventory of US$1,652,528; (e) amounts due from related parties of US$7,446; (f) amounts due from joint venture partners of $244,843; and (g) capital assets of $1,832,510. Total liabilities were $19,519,617 for the same period. These figures do not include liabilities incurred since September 30, 2002 nor the fees and costs associated with the windup and dissolution of the Corporation and related matters.

The Corporation has attempted to negotiate with each of Global and Gilat in order to secure deferment of the amounts due under the Shareholders' Loan Agreement. They have been unable to reach an agreement with respect to deferring the amounts due and the Corporation has been unable to secure any further financing.

Therefore, despite the best efforts of management of the Corporation, the Corporation is left with depleted resources which, in the opinion of management of the Corporation, would be insufficient continue operations, and would also be insufficient to enable the Corporation to meet the continuous disclosure obligations imposed by governing regulatory bodies such as the securities commissions in Alberta and British Columbia, being the only jurisdictions in which the Corporation is a reporting issuer, and the TSX Venture Exchange (the "Exchange"). Management of the Corporation has therefore decided to wind up the business and affairs of the Corporation in an organized fashion and is seeking approval from the shareholders to complete the wind-up as set forth herein.

The Corporation, Global and Gilat are negotiating an agreement providing for the orderly distribution of the Corporation's assets if the shareholders approve of the voluntary dissolution. Further to this agreement, it is contemplated that Gilat will purchase from the Corporation certain inventory at fair market value and, upon discharging any other liabilities, the Corporation will distribute any proceeds it receives from the sale of its assets and any remaining cash in the Corporation to Global. Any amounts the Corporation distributes to Global will not be sufficient to satisfy all amounts due by the Corporation to Global under the Shareholders' Loan Agreement and the Debenture. Furthermore, the Corporation will not be able to satisfy all amounts due by the Corporation to Gilat under the Shareholders' Loan Agreement. As part of the agreement, therefore, Global and Gilat have agreed to release and discharge all of the indebtedness, liabilities and obligations owed by KSAT to each of them.

The Corporation will notify the securities commissions in Alberta and British Columbia of the dissolution in order to have the Corporation noted as an inactive reporting issuer, thereby avoiding the issuance of cease trade orders from such jurisdictions, and will apply to the Exchange to voluntarily delist its Common Shares from such Exchange (see item 2 below). The Corporation will not dissolve until such time as the releases from Global and Gilat have been negotiated and the Corporation meets the requirements under the *Business Corporation Act (Yukon)*.

After the Shareholders approve the dissolution by special resolution, the Corporation will discharge all of its liabilities. Management anticipates that after the discharge of the Corporation's liabilities, shareholders are unlikely to receive any value. It will then send Articles of Dissolution to the Registrar appointed under the *Business Corporations Act* (Yukon). Once the Registrar receives the Articles of Dissolution, he or she will issue a Certificate of Dissolution. The Corporation will cease to exist on the date shown in the Certificate of Dissolution.

The Shareholders of the Corporation must approve the dissolution by special resolution in order to become effective. A special resolution, to pass, requires the affirmative vote of not less than two-thirds (2/3) of the votes cast by the Shareholders present at the Meeting or their proxy.

The text of the special resolution to be considered at the Meeting approving the foregoing will substantially be as follows:

"Resolved, as a special resolution, that:

1. **the affairs and business of the Corporation be dissolved pursuant to Section 212 of the *Business Corporations Act* (Yukon);**

2. **prior to the Corporation filing the Articles of Dissolution with the Registrar appointed under the *Business Corporations Act* (Yukon), the directors of the Corporation are hereby authorized and directed to take all necessary proceedings and steps to cause the Corporation to discharge all liabilities of the Corporation and immediately thereafter distribute all property of the Corporation; and**

3. **any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all documents and do all such other acts or things as he may determine to be necessary or advisable to give effect to this special resolution including, without limitation, delivering the Notice of Intent to Dissolve and Articles of Dissolution, each in the prescribed form, to the Registrar appointed under the *Business Corporations Act* (Yukon), executing any documents or doing any other act or thing in furtherance of this special resolution, provided that the directors of the Corporation may, at their discretion, revoke this special resolution before it is acted upon without further approval or authorization of the holders of the common shares of the Corporation."**

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the special resolution approving the foregoing.

DELISTING OF THE CORPORATION FROM THE TSX VENTURE EXCHANGE

In the event the resolution to dissolve the Corporation is approved, shareholders of the Corporation will be asked to consider and, if thought advisable, approve a resolution by majority of the minority approval, to authorize the directors to request that all of the common shares of the Corporation be delisted from trading on the TSX Venture Exchange (the "Exchange"). Once the Corporation has completed the distribution of its property, it will no longer be able to meet the continuing listing requirements of the Exchange. Rather than be delisted by the Exchange for this reason, the Corporation wishes to make an application to be delisted of its own volition. No alternative market exists for the trading of the Corporation's common shares.

The Shareholders of the Corporation must approve the resolution delisting the shares of the Corporation by a majority of the minority approval in order to become effective. Majority of the minority approval means approval of the delisting by the majority (that is, affirmative votes of not less than fifty one percent (51%)) of the votes cast by the Shareholders present at the Meeting or their proxy, other than:

(a) Non Arm's Length Parties to the Corporation; or

(b) a person acting jointly or in concert with a person referred to in paragraph (a).

A "Non Arm's Length Party" means a Promoter, officer, director, other Insider or Control Person of the Corporation (including an Issuer) and any Associates or affiliates of any such persons.

A company is an "Affiliate" of another company if one is a subsidiary of the other or each is controlled by the same person.

An "Associate" of a person includes,

(a) an Issuer of which the person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10 percent of the voting rights attached to all outstanding voting securities of the Issuer;

(b) any partner of the person;

(c) a trust or estate in which the person has a substantial beneficial interest or in respect of which the person serves as a trustee or similar capacity; and

(d) a person's spouse or child or any relative of that person or his spouse who has the same residence as the person.

A "Control Person" means any person or persons holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or holding more than 20% of the outstanding Voting Shares of the Corporation (except where it is shown the holder does not materially affect the control of the Corporation).

An "Insider" means:

(a) a director or senior officer of the Corporation;

(b) a director or senior officer of the Corporation that is an Insider or subsidiary of the Corporation;

(c) a person that beneficially owns or controls (directly or indirectly), Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Share of the Corporation; or

(d) the Corporation itself if it holds any of its own securities.

Consequently, all of the directors, officers and shareholders of the Corporation holding 10% or more of the common shares of the Corporation, being: Global Space Investments Ltd., Steven Wan and Gilat Satellite Networks Ltd. will abstain from voting in respect of this resolution.

The text of the ordinary resolution to be considered at the Meeting approving the delisting will substantially be as follows:

"Resolved that:

1. **all of the shares of the Corporation be delisted from trading on the TSX Venture Exchange in accordance with Policy 2.9, section 4.2 of the TSX Venture Exchange Corporation Finance Manual;**

2. **any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all documents and do all such other acts or things as he may determine to be necessary or advisable to give effect to this resolution including, without limitation, delivering the written request for delisting to the TSX Venture Exchange, executing any documents or doing any other act or thing in furtherance of this resolution, provided that the directors of the Corporation may, at their discretion, revoke this resolution before it is acted upon without further approval or authorization of the holders of the common shares of the Corporation."**

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the resolution approving the foregoing.

CEASING TO BE A REPORTING ISSUER

In the event the resolution to dissolve the Corporation is approved and the resolution to delist the Corporation from the Exchange is approved, shareholders of the Corporation will be asked to consider, and if thought advisable, approve a resolution by majority approval to authorize the directors to make application to the British Columbia Securities Commission and the Alberta Securities Commission for an order that the Corporation is no longer a reporting issuer. Once the Corporation has distributed all of its property and delisted from the Exchange, it will no longer be able to maintain its reporting issuer status.

The text of the ordinary resolution to be considered at the meeting approving the application will substantially be as follows:

"Resolved that:

1. **the Corporation make application to the British Columbia Securities Commission and the Alberta Securities Commission for an order that the Corporation cease to be a reporting issuer; and**

2. **any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute and deliver all documents and do all such acts or things as he may determine to be necessary or advisable to give effect to this resolution including, without limitation, delivering the application for the order to cease being a reporting issuer to the British Columbia Securities Commission and the Alberta Securities Commission, executing any documents or doing any act or thing in furtherance of this resolution, provided that the directors of the Corporation may, a their discretion, revoke this resolution before it is acted upon without**

further approval in authorization of the holders of common shares o the Corporation."

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of the special resolution approving the foregoing.

The contents and sending of this Information Circular have been approved by the board of directors of the Corporation.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) *"Phoi Kwok Eng"*

Phoi Kwok Eng
Chief Financial Officer

KSAT SATELLITE NETWORKS INC.
PROXY
ANNUAL AND SPECIAL MEETING
JUNE 20, 2003

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE CORPORATION FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 20, 2003 OR ANY ADJOURNMENT THEREOF.

I, the undersigned, hereby appoint Vincent Ko Woon Chun, or failing him, Avi Shabtai or instead of either of them, ____________________, as proxy nominee, with full power of substitution, to attend, vote and act on my behalf in respect of all (or _____________) of the common shares registered in my name or designated in a duly executed omnibus proxy, as the case may be, at the Annual and Special Meeting of the shareholders of KSAT Satellite Networks Inc. to be held on June 20, 2003 and at any adjournment of that meeting. I direct that such common shares shall be voted or withheld from voting as specified below (and, if not so specified, to be voted for the following):

		For	Withhold Vote
1.	**To elect as directors:**		
	Vincent Ko Woon Chun	☐	☐
	Steven Shao H. Wan	☐	☐
	Avi Shabtai	☐	☐

		For	Withhold Vote
2.	**To appoint Ernst & Young LLP as auditors**	☐	☐

		For	Against
3.	**To approve the special resolution regarding the dissolution of the Corporation by authorizing and directing the directors to distribute all property and discharge all liabilities of the Corporation, the text of which is set out on p. 9 of the Information Circular**	☐	☐
4.	**To approve the resolution regarding the delisting of the Corporation, the text of which is set out on p. 11 of the Information Circular**	☐	☐
5.	**To approve the resolution regarding the application for an order that the Corporation cease to be a reporting issuer, the text of which is set out on p. 11 of the Information Circular**	☐	☐

6. **At the discretion of the proxy holders on any amendments or variations to the foregoing and on such other matters as may properly come before the meeting**

Signed this _________ day of ______________________________________, 2003.

____
(Signature of Registered Holder of common shares)

____
(Print Name)

THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD AND RETURN IN THE ENVELOPE PROVIDED.

KSAT SATELLITE NETWORKS INC.

PROXY INSTRUCTIONS

ANNUAL AND SPECIAL MEETING

1. **If you are unable to attend the Annual and Special Meeting, but wish to be represented, you have the right to appoint a person, who need not own shares in the Corporation, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Vincent Ko Woon Chun or Avi Shabtai as your proxy nominee, you must insert the name of that other person in the blank space provided.** That person must attend the Meeting in order to vote on your behalf.

2. You should indicate your choice on the various items listed by checking the appropriate boxes. The shares represented by this proxy will be voted or withheld from voting on any ballot called for and if a choice is specified with respect to matters to be acted upon the shares will be voted accordingly. **If no choice is specified, your shares will be voted in favour of the resolutions referred to in this proxy and for the election of the nominees of management as directors and for the appointment of the nominees of management for auditors.**

3. To be valid, this proxy must be signed by yourself, as the registered holder of common shares of the Corporation, or as a person named as a proxy nominee in respect of this Meeting in an omnibus proxy containing a power of substitution pursuant to applicable securities laws, or your attorney. If the registered holder or the person named in an omnibus proxy is a corporation, this proxy must be signed by an authorized officer or attorney of the corporation. If this Proxy is not dated in the space provided, it will be deemed to bear the date that it was mailed to the shareholder.

KSAT SATELLITE NETWORKS INC.

SUPPLEMENTAL MAIL LIST RETURN CARD

Pursuant to National Instrument 54-101, KSAT Satellite Networks Inc. (the "Company") shall maintain a supplemental mailing list and shall deliver interim financial statements to security holders on that list. If you wish to be placed on the Company's supplemental mailing list, please print your name and address and mail this card to the Company's Registrar and Transfer Agent:

CIBC MELLON TRUST COMPANY
PO BOX 1900
VANCOUVER, BC
V6E 2K3

ATTENTION: CORPORATE TRUST SERVICES

I do wish to be placed on the Company's supplemental mailing list:

____
Name (please print)

____
Address

____

____


CIBC Mellon

May 22, 2003

To the Following Securities Commission(s):

B.C. Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: KSAT SATELLITE NETWORKS INC.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 22nd day of May 2003.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual and Special Meeting, Information Circular, Quarterly and Year End Report BC Form 51-901 F for the Quarter Ended December 31, 2002 and Consolidated Financial Statements for the Year Ended December 31, 2002 and 2001
B) Proxy
C) Supplemental Mail Return Card

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal"
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9